Mail Stop 4561
      May 25, 2005


VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Stephen Waters
Vice President
National Corporation for Housing Partnerships
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Tax Credit Investors II
	Forms 10-KSB and 10-KSB/A for the Year Ended December 31,
2004
	File No. 0-20610

Dear Mr. Waters:

      We have reviewed your May 20, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm

1. We note the report of the principal accountants states the "financial statements of these limited partnerships were audited by other auditors whose reports have been furnished to us..." Please confirm the "reports" to which the principal auditors refer is limited to the one report included in Exhibit 99.1 and does not include additional, "Material Investees" referred to in Note 2 to the financial statements.


Note 1 - Summary of Partnership Organization and Significant
Accounting Policies

Recent Accounting Pronouncements

2. We have reviewed your response to prior comment 3 and it remains unclear how you concluded that you were not the primary beneficiary of the variable interest entities. Specifically, tell us how you reached your conclusions in light of your response in which you say that the Partnership "would have the greatest exposure based on provisions in the local limited partnership" and relative to any advances the Partnership has made on their behalf. In addition, tell us how you have considered each of the criteria in paragraph 17 for those variable interest entities in which the other investor is a related party under paragraph 16.

Form 10-KSB/A for the year ended December 31, 2004

Financial Statements and Notes

Note 3 - Investments in Local Partnerships

3. We note your response to our prior comment 4 and revisions in your
Form 10-KSB/A filed May 20, 2005.  In a supplemental response, please
clarify the terms of your continuing involvement in Rancho del
Mar.
Your involvement is unclear to us based on your disclosure in Note
3
to the amended 10-K which continues to classify Rancho del Mar Apartments as a "Material Investee", and the dilution of your investment from 99% to 66.4%, characterized as a sale of substantially all of your economic interest in the partnership based on revised cash flow distributions. Please refer to your application of paragraph 33 of SFAS 66 in your response.

      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,


Steven Jacobs
						Accounting Branch Chief




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Mr. Stephen Waters
National Tax Credit Investors II
May 25, 2005
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